EXHIBIT 21.1

AVX CORPORATION

SUBSIDIARIES OF THE REGISTRANT

As of March 31, 2019, active significant subsidiaries, all 100% owned directly or indirectly, consist of the following:

1.	AVX Corporation (Delaware)
2.	AVX Tantalum Corporation (Delaware)
3.	AVX Filters Corporation (Delaware)
4.	Avio Excelente, S.A. DE C.V. (Mexico)
5.	AVX Industries. Pte. Ltd. (Singapore)
6.	AVX Israel Limited (Israel)
7.	AVX Limited (United Kingdom)
8.	AVX Czech Republic s.r.o. (Czech Republic)
9.	TPC - SAS (France)
10.	AVX Interconnect Europe GmbH (Germany)
11.	AVX (Singapore) Pte. Ltd.
12.	AVX Manufacturing (Malaysia) Sdn Bhd
13.	AVX Electronics (Tianjin) Co. Ltd. (China)
14.	AVX Asia Ltd. (Hong Kong)
15.	American Technical Ceramics Corp (New York)
16.	American Technical Ceramics (Florida), Inc.
17.	AVX Japan Corporation (Japan)
18.	AVX Antenna, Inc.
19.	AB Elektronik GmbH
20.	AB Elektronik Sachsen GmbH
21.	AB Microelektronik GmbH